Filed Pursuant to Rule 253(g)(2)

File No. 024-11889

SUPPLEMENT DATED SEPTEMBER 29, 2022

TO OFFERING CIRCULAR DATED JUNE 29, 2022

6D BYTES INC. DBA BLENDID

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated June 29, 2022 (the “Offering Circular”) of 6d bytes inc. dba Blendid (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available HERE.

More recent financial information about the Company is available in its Special Report on Form 1-SA, available HERE, and is hereby incorporated by reference.

The purpose of this supplement is to:

•	Announce the Company’s intention to terminate the offering described in the Offering Circular on October 14, 2022, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Series B Preferred Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after October 14, 2022 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.